INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

January 18, 2024

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”) (File Nos. 333-191476 and 811-22894) on behalf of the AXS Merger Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Samantha Brutlag of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 11, 2024, regarding Post-Effective Amendment No. 393 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) on November 29, 2023, relating to the AXS Merger Fund (the “Fund”), a series of the Registrant.

Responses to all of the comments are included below and, as appropriate, will be incorporated into a Post-Effective Amendment filing that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

SUMMARY SECTION

Fees and Expenses

1.	Please provide the Fund’s completed fee table and example to the Commission for review at least five business days prior to filing the Amendment.

Response: The Fund’s completed fee table and example are as follows:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. Information about waivers and discounts is available from your financial professional and in the section titled “YOUR ACCOUNT WITH THE FUNDS — Purchase of Shares/Class I Shares” on page [123] and in “APPENDIX A — Waivers and Discounts Available from Intermediaries” on page [153] of the Prospectus.

		Investor Class Shares		Class I Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases		None		None
Maximum deferred sales charge (load)		None		None
Redemption fee if redeemed within 30 days of purchase (as
a percentage of amount redeemed)		1.00%		1.00%
Wire fee		$20		$20
Overnight check delivery fee		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		1.25%		1.25%
Distribution (Rule 12b-1) fees		0.25%		None
Other expenses		1.08%		1.08%
Dividends expense on securities sold short	0.32%		0.32%
All other expenses	0.76%		0.76%
Acquired fund fees and expenses		0.06%		0.06%
Total annual fund operating expenses[1]		2.64%		2.39%
Fee waivers and expense reimbursement[2]		(0.51)%		(0.51)%
Total annual fund operating expenses after fee waivers and expense reimbursement[1,2]		2.13%		1.88%
1	The total annual fund operating expenses and net operating expenses do not correlate to the ratio of expenses to average net assets appearing in the financial highlights table, which reflects only the operating expenses of the Fund and does not include acquired fund fees and expenses.
2	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.75% and 1.50% of the average daily net assets of Investor Class and Class I shares of the Fund, respectively. This agreement is in effect until January 31, 2025, and it may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full years after the date of the waiver or payment. Such reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. Reimbursements of fees waived or payments made will be made on a “first in, first out” basis so that the oldest fees waived or payments are satisfied first.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Investor Class Shares	$216	$772	$1,355	$2,936
Class I Shares	$191	$697	$1,229	$2,687

Principal Investment Strategies

2.	The first sentence of the first paragraph states “[u]nder normal market conditions, the Fund will invest primarily in equity securities and related derivatives of U.S. and foreign companies that are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate reorganizations (collectively, “Merger Transactions”).” The staff believes that the Fund’s name warrants an 80% investment policy in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Names Rule”). Accordingly, please revert the language in this sentence from “primarily” to “at least 80% of its net assets” to indicate that the Fund has an 80% Names Rule policy.

Response: The Registrant notes that the Names Rule requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment, or in investments in a particular industry or geographic region, adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment, industry or geographic region suggested by the fund’s name. However, the Commission stated in the adopting release that the Names Rule does not apply to a fund’s name that connotes a type of investment strategy. The Registrant believes that under the current Names Rule the term “merger” in the Fund’s name does not identify a type of investment or industry, but rather indicates that the Fund employs an investment strategy, that, among other things, seeks to identify companies involved in significant corporate events such as mergers, liquidations or corporate reorganizations. Accordingly, the Registrant respectfully declines to add an 80% Names Rule policy to the Fund’s investment strategies.

The Registrant has revised the disclosure as follows:

Under normal market conditions, the Fund employs a merger strategy by investing primarily in equity securities and related derivatives of U.S. and foreign companies that are involved in significant corporate events, such as publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate reorganizations (collectively, “Merger Transactions”).

The Registrant is aware of the recently adopted amendments to the Names Rule and the December 10, 2025, compliance date. The Registrant intends to assess and address the amendments with respect to the Registrant’s series, as necessary, prior to the compliance date.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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